Smart for Life, Inc.

990 Biscayne Blvd., Suite 503

Miami, FL 33132

February 2, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Tyler Howes and Ada D. Sarmento

Re:	Smart for Life, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 21, 2022
File No. 333-261699

Ladies and Gentlemen:

We hereby submit the responses of Smart for Life, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 28, 2022, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Registration Statement on Form S-1 filed January 21, 2022

Prospectus Summary

Nexus, page 5

1.	In relation to Nexus, please revise the Summary to define the term "affiliate marketing" the first time it is used and to briefly describe what is meant by "publisher" and "advertiser" in the context of Nexus' business model, as you have done on page 79.

Response: We have revised the Registration Statement to define the term “affiliate marketing” the first time it is used. We have also changed the terms “publisher” and “advertiser” to “digital marketer” and “product vendor,” respectively, and described the meaning of those terms. We believe that utilizing the terms digital marketer and product vendor will make it easier for a reader to understand our description of Nexus’ business.

2.	Both in the Summary and in the Business section, where appropriate, please clarify the relationship between Nexus and advertisers on the one hand, and Nexus and publishers on the other, including a brief overview of the arrangements (contractual or otherwise) in place between the parties. This overview should make clear how Nexus procures relationships with advertisers in particular. In addition, please provide expanded disclosure regarding the "internal data streams" Nexus utilizes to create email lists and produce sales internally. Finally, please explain what is meant by the term "plug-and play" when used to describe Nexus' "streamlined business that allows for seamless scalability into any vertical, niche or product."

Response: We have revised our disclosure to clarify the relationships between Nexus, product vendors and digital marketers in accordance with the Staff’s comment. We have also removed the reference to “internal data streams” as Nexus does not produce sales internally. We have also revised our disclosure to clarify that “plug and play” as used in our disclosure refers to the ability to easily add the products of new product vendors to Nexus’ network.

Note 4, page 21

3.	Please disclose whether the $5.2 million assigned to customer contracts was valued based on legal contracts in place between Nexus and its advertising affiliates and publishers. If so, then disclose whether the 5 year term is stated in these contracts. Disclose also the average length of the relationships Nexus has with their active customers and whether that data supports the 5 year useful life assigned to this asset. In this regard, we note the disclosure on page 27 that you do not have a long term contract with any major customer.

Response: We have assigned the value of customer relationships based on previous revenues and anticipated revenues of the customer base for Nexus. Nexus does not have long term contracts with its customers but has experienced long-term relationships with the customers. Since its inception, Nexus has experienced few customers which have ceased doing business with the Company. Many customers have been customers for greater than 4 years, therefore the 5-year expected life of the customer was utilized. We have revised the wording in the disclosure to remove the indication that there are long-term contracts with the customers.

Risk Factors

Our major customers account for a significant portion of our consolidated net sales..., page 26

4.	We note your disclosure that during fiscal 2020, Nexus had four significant customers representing a total of 54% of net sales. Please revise this risk factor to name each significant customer that represented a material portion of net sales on an individual basis, as you have done with Amazon and Costco in the same risk factor.

Response: We have revised our disclosure in accordance with the Staff’s comment.

Capitalization, page 49

5.	Please provide to us the detailed calculations of your cash, notes payable, and equity line items within the pro forma-equity issuances/debt conversion column. Please also explain why the items outlined in your narrative impacted your cash line item.

Response: As stated in the bullet regarding this column, this column includes our recent private placement of notes and warrants which resulted in proceeds of $600,000. Following is a breakdown of the cash, notes payable and equity line items:

●	The change to cash includes the additional $600,000 proceeds noted above

●	The change to notes payable includes the conversion of the three convertible promissory notes described in the bullet ($500,000 note, $3,000,000 note, and $1,900,000 note), resulting in an aggregate reduction of $5,400,000 from the previous column

●	The change to common stock includes the issuance of an aggregate of 4,896,124 shares of common stock as described in the bullet (with a value equal to the par value of the company’s common stock, $0.0001, or an aggregate of $490)

●	The change to additional paid-in capital reflects the amount of the foregoing issuances allocated to additional paid in capital (i.e., the total dollar value of these issuances, which was $24,399,366, minus the amount allocated to common stock, $490).

6.	Please explain why you increased cash within the as adjusted column by $15.8 million for the net offering proceeds considering that you disclose that this column also reflects the repayment of certain debt.

Response: We have revised the Capitalization Table to include only the net proceeds allocated to working capital.

Dilution, page 51

7.	Please provide to us the detailed calculations for your pro forma deficiency in net tangible book value and the pro forma as adjusted net tangible book value as well as the related per share values.

Response: Below are detailed calculations for the pro forma deficiency in net tangible book value and the pro forma as adjusted net tangible book value as well as the related per share value. As stated in the Registration Statement, the dilution calculation includes all of the same pro forma adjustments made to the Capitalization Table.

	09/30/21	Pro Forma	As Adjusted
Total Assets	$15,805,263	$22,611,486	$22,611,486
Add: Net Proceeds Allocated to Working Capital			$4,804,524
Less: Estimated Expenses (including commission)			$(2,181,000)
Less: Intangible Assets	$(9,352,180)	$(15,389,317)	$(15,389,317)
Total Tangible Assets	$6,453,083	$7,222,169	$9,845,693
Less: Total Liabilities	$(18,383,472)	$(18,886,868)	$(7,872,392)
Net Tangible Book Value	$(11,930,389)	$(11,664,699)	$1,973,301

Shares	13,870,000	18,766,124	20,566,124

Net Tangible Book Value per Share	$(0.86)	$(0.62)	$0.10

Nexus Net Sales, page 61

8.	The increase in Nexus sales is attributed to an increase in advertisers and advertising placements. As previously requested, please disclose the business, economic and competitive factors that caused this increase. Define the term "affiliate advertisers". Quantify the increases in the numbers of active affiliate advertisers and advertising placements. Quantify the change in the number of active publishers between periods. Reconcile your statement that Covid had a positive impact on your sales with the disclosure on page 76 that Covid caused a decrease in digital marketing spending. Clarify whether the revenue you earned per click decreased as suggested on page 76. Quantify the change in the volume of revenue earning transactions between periods. Quantify the change in average revenue earned per transaction between periods. Quantify the portion of sales generated through transactions where Nexus is paid per sale vs. transactions where Nexus is paid per click (page 78). Disclose the categories of product and/or service which you advertised and marketed during each period that comprised the largest portions of your reported sales i.e. pharmaceutical products, electronics, financial services, etc. Revise your disclosure that the increase in Nexus sales was unaffected by significant clients so that it is consistent with the disclosure on page 27 that 54% of 2020 sales was derived from 4 customers. Disclose whether there has been any material change in sales to major customers during 2021. Fully disclose the magnitude of transactions in which you "produce sales internally" as referenced on page 79. Your expanded disclosures should cover both the interim and annual periods included in the filing. We may have further comment.

Response: We have revised the Registration Statement to disclose the business, economic and competitive factors that caused the increase in net sales – namely, the effects of the COVID-19 pandemic and related in increase home businesses, as well as Nexus’ attractive cost per action/cost per acquisition business model. We have removed the reference to “affiliate advisors.” We have also disclosed the number of customers (product vendors), number of listed products and number of digital marketers during each period. We have removed the reference on page 76 to the decrease in digital marketing spending. Nexus does not earn revenue per click. It earns revenue per transaction, so we have revised our disclosure to include the volume of transactions and average revenue earned per transaction for each period. We have also revised our disclosure to include the primary categories of products sold for each period. We also revised our disclosure to include the major customers for each period. As noted in the response to comment 2 above, we have removed any references to “internal data streams” as Nexus does not produce sales internally.

Debt, page 68

9.	Please disclose why Nexus was not able to have their Paycheck Protection Loan (page F-49) forgiven by spending it on qualifying activities. If your application for debt forgiveness was rejected then please explain.

Response: The loan that Nexus received was an Economic Injury Disaster Loan (EIDL), which could not be forgiven. We have revised page F-49 and elsewhere accordingly.

Description of Securities

Debentures, page 108

10.	In relation to the future equity agreements described on page 108, please revise your disclosure to clarify the interaction of the future equity agreements with the outstanding and related promissory notes. Please make clear, if true, that the promissory notes and the repayment obligations thereunder stand separate and apart from the future equity agreements, and the shares to be issued under the future equity agreements do not impact the repayment of the promissory notes by their terms. Please also explain the registrant's rationale for providing the future equity agreements as an incentive to enter into the related promissory notes, and any additional benefits to be received by either party to the agreements as a result of such arrangement. A cross reference to such disclosure should be included in the Summary on page 12 where the future equity agreements are first mentioned.

Response: We have revised our disclosure to clarify the interaction of the future equity agreements with the outstanding and related promissory notes. We have made it clear that the promissory notes and the repayment obligations thereunder stand separate and apart from the future equity agreements, and the shares to be issued under the future equity agreements do not impact the repayment of the promissory notes by their terms.  To raise capital, we sold units consisting of promissory notes (not convertible) and future equity agreements.  We issued the future equity agreements as an inducement to encourage the investors to make the loans to us by allowing the investors to participate in the potential appreciation of our company.  This is similar to the common practice of an issuer selling notes and warrants as a unit, except in our case, we issued a future equity agreement instead of a warrant.   The promissory note stands alone as a promissory note that must be repaid in accordance with its terms.  Separate and apart from the promissory note is the future equity agreement which gives the investor the right to a number of shares of common stock that is equal to the investment amount divided by the price per share at which securities are sold by us in the initial public offering.  Effectively, if an investor makes $100,000 investment, the investor receives his or her investment amount back plus interest under the note and, at the time of our initial public offering, the same investor also receives a number of shares of common stock equal to $100,000 divided by the effective price per share at which common stock is sold in our initial public offering. We also included a cross reference to the revised disclosure in the Summary on page 12 where the future equity agreements are first mentioned.

Financial Statements, page F-1

11.	Please clarify why the Nexus financial statements do not include a footnote disclosure of related party transactions.

Response: Nexus does not have any related party transactions.

Nexus Statements of Operations, page F-37

12.	The term "cost of goods sold" implies the sales of products. Since the Nexus business model is to generate revenue from services, please revise this line item to "cost of services". Similarly revise MD&A and note that in future filings product sales should be reported separately from service revenues in periods after the acquisition. See the analogous guidance in Article 5-03.2 of Regulation S-X.

Response: We have revised the financial statements of Nexus and MD&A section for Nexus in accordance with the Staff’s comment to change all references to “cost of good sold” to “cost of services”.

Revenue Recognition, page F-40

13.	We note from your response to prior comment 6 that you sell digital products for advertisers. Please revise your filing to explain if you sell digital products or products digitally for your advertisers. We may have further comment upon reviewing your response.

Response: Please see our response to comment 14 below. We have revised the revenue recognition policy to remove reference to “products” sold.

14.	We further note your disclosure that you recognized revenue when you satisfy a single performance obligation by transferring control of the service to the advertiser. Please tell us and revise your filing to explain what the nature of the service is that you provide to your advertiser and how you transfer control of that service to your advertiser to determine when to recognize revenue. Clearly disclose if you report revenue net of the amount paid to the publisher. As previously requested, you should clearly describe the service you provide, how the customer benefits from this service, who the customer is in the transaction, what the specific chain of events are from initiation to consummation of the transaction, whether the sales transaction is documented in a contract, how the sales price is calculated (volume-based, etc), how you report revenue (i.e. gross or net and the underlying reasons why) and the specific material rights and obligations that attach to both parties of the contract. In addition, disclose how you account for the bonuses and contests referenced on page 6. Refer to ASC 606.

Response: Nexus generates revenues when sales of listed products are sold through its network by digital marketers. The products on the network come from several different customers, which pay Nexus a specific amount per sale, the amount of which is dictated by the customer. The revenue is recognized upon the sale of a product by the customer, net of fraudulent traffic or disputed transactions. A portion of the specific amount received by Nexus for that sale is paid out to the digital marketer as a commission, which is recorded in cost of services. To illustrate the revenue process, a digital marketer logs onto the platform and selects an offer to promote for the day. The platform generates a unique link which the digital marketer distributes either via email or a banner ad. As the link is distributed to the consumer via the marketing efforts of the digital marketer, the consumer visits that link to make a purchase from the customer’s website, and when such purchase is complete, revenue is recognized by Nexus and the sale is credited to the digital marketer’s Nexus account. The benefit to the digital marketer operating on Nexus’ network is that the digital marketer receives a commission without the possibility of a claw back or refund. The customer benefits through increased sales of its products as a result of the marketing efforts of the digital marketers. Nexus’ platform acts as the transaction ledger, keeping track of clicks, sales and commissions.

Nexus’ general payment terms are short-term in duration. Insertion orders are utilized between Nexus and the customer for each campaign related to a particular product being marketed. The insertion order remains in effect until the customer or Nexus terminates the order, and either party may terminate the order at any time upon a 14-day notification. The customer is billed weekly for the sales digital marketers have made for the week.

We have revised the Registration Statement in accordance with the foregoing. With respect to bonuses for digital marketers, those are included in cost of services.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (786) 749-1221 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Smart for Life, Inc.

By:	/s/ Darren C. Minton
Darren C. Minton
President

cc: Louis A. Bevilacqua, Esq.